Exhibit No. 99(a)
FIRST AMENDMENT TO THE
FIDELITY SOUTHERN CORPORATION
EQUITY INCENTIVE PLAN
WHEREAS, Fidelity Southern Corporation (“Corporation”) has previously adopted the Fidelity Southern Corporation Equity Incentive Plan (“Plan”), reserving the right therein to amend the Plan; and
WHEREAS, the Directors of the Corporation deem it advisable and in the best interest of the Corporation that the Plan be amended to increase the number of shares of Common Stock of the Corporation which are authorized to be issued under the Plan, to extend the term of the Plan other than for purposes of granting Incentive Stock Options, to eliminate certain forms of grant which are authorized under the Plan prior to this Amendment, and to clarify the provisions of the Plan relating to Incentive Awards;
NOW, THEREFORE, subject to the approval of the shareholders of the Corporation, the Plan is hereby amended as follows:
1. The first three sentences of Section 5.02 are deleted and are replaced by the following:
“The maximum aggregate number of shares of Common Stock that may be issued under the Plan from the date of initial adoption shall be 2,250,000. One hundred percent (100%) of such shares may be issued pursuant to Options, any or all of which may be Incentive Stock Options. One-third (750,000) of such shares may be issued in the aggregate pursuant to Awards other than Options.”
2. Section 6.01 is amended by adding, at the end of the existing provision, the following:
“Notwithstanding any other provision of the Plan, including but not limited to any extension of the term of the Plan, any Incentive Stock Option must be granted within ten (10) years from the original date of adoption of the Plan or the original date of shareholder approval of the Plan, if earlier. Accordingly, no Incentive Stock Option may be granted under the Plan after January 18, 2016.”
3. The contents of Article IX (Restricted Stock Units) are deleted from the Plan and no such Awards shall be made from the Plan. The remaining provisions of the Plan which address Restricted Stock Units are deleted as unnecessary.
4. The first two sentences of Section 10.02 are amended to provide as follows:
“The Committee shall determine the conditions which govern the grant. By way of example and not of limitation, the Committee may grant an Incentive Award based upon the Participant’s completion of a period of employment or service with the Company or an Affiliate.”
5. Section 10.04 is amended by adding, at the end of the existing provision, the following:
“Under no circumstances shall an amount be payable under an Incentive Award unless the Participant to whom the Award is made remains actively employed by the Company or an Affiliate on the date all conditions to earning the Award have been satisfied. In all cases, Incentive Awards will be paid within 75 days after the conditions specified by the Committee for the Incentive Award are satisfied.”
6. The content of “(ii)” in the first sentence of Section 10.08 is revised to provide as follows:
“(ii) take such other action as the Committee determines to provide that the Award will be earned and payable as of the Control Change Date.”

7. Article XVII of the Plan is amended to provide as follows:
“No Award may be granted under this Plan after January 19, 2021 (15 years following the effective date of the Plan). Awards granted before that date shall remain valid in accordance with their terms. Notwithstanding the foregoing, any Incentive Stock Option must be granted within ten (10) years from the original date of adoption of the Plan. Accordingly, no Incentive Stock Option may be granted under the Plan after January 18, 2016.”
8. Article XV of the Plan is amended by adding, as a new Section 15.11, the following:
“15.11 Code Section 409A
The Plan is intended to constitute an unfunded Plan of deferred compensation, the Awards under which are excluded from the requirements of Code Section 409A, and will be construed and applied accordingly. However, in the event and to the extent any Award is made which is determined to be deferred compensation within the contemplation of Code Section 409A or Treasury Department guidance issued thereunder, the Plan will be construed and applied consistent with that determination.
Notwithstanding any other provision of this arrangement, no payment will be made to any specified employee (within the contemplation of Treasury Regulation §1.409A-1(i)) upon a separation from service (as contemplated by Treasury Regulation §1.409A-1(h)) before the date that is six months after the date of separation from service (or, if earlier than the end of the six month period, the date of death of the specified employee). For this purpose, any individual who is not a specified employee as of the date of a separation from service will not be treated as subject to this requirement, even if the individual would have become a specified employee if services had continued through the next specified employee effective date. Similarly, an individual who is treated as a specified employee as of the date of a separation from service will be subject to this requirement even if the person would not have been treated as a specified employee after the next specified employee effective date had the person continued providing services. Notwithstanding the foregoing, this paragraph does not apply to a payment made under any payment of employment taxes provision. Any payments to which a specified employee would otherwise be entitled during the first six months following the date of separation from service will be accumulated and paid on the first day of the seventh month following the date of separation from service.
Notwithstanding the foregoing, to the extent permissible under Treasury Regulation §1.409A-1(b)(4)(ii), the payment date may be delayed within the discretion of the Company on the following grounds: (A) It is administratively impracticable to make the payment by the regular payment date due to unforeseeable reasons; (B) The payment would jeopardize the Company’s ability to continue as a going concern; (C) The payment is reasonably anticipated not to be deductible under Section 162(m) of the Code due to circumstances that a reasonable person would not have anticipated; or (D) Such other grounds as may be from time to time permissible under the foregoing regulation; Provided, however, any delayed payment shall be made within the period required under the foregoing Regulation.”
This Amendment is subject to approval by the shareholders of the Corporation.

DATED the 26th day of April, 2011. FIDELITY SOUTHERN CORPORATION
By:	/s/ Stephen H. Brolly
Title: CFO